United States securities and exchange commission logo





                              October 28, 2020

       Paul Packer
       Chief Executive Officer
       Globis Acquisition Corp.
       805 3rd Avenue, 15th floor
       New York, New York 10022

                                                        Re: Globis Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
1, 2020
                                                            CIK No. 1823383

       Dear Mr. Packer:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted October 1, 2020

       Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the
       sole and exclusive forum, page 29

   1. We note your exclusive forum provision in Article XI of your Certificate of Incorporation.
                                                        Please revise here and
page 72 to disclose that unless you consent in writing to the selection of an
alternative forum, the federal district courts shall be the exclusive forum for the resolution of
any complaint asserting a cause of action arising under the Securities
                                                        Act of 1933. Please
also revise your disclosure to state that there is uncertainty as to whether a court would
enforce such provision and that investors cannot waive compliance with the federal
securities laws and the rules and regulations thereunder.
 Paul Packer
Globis Acquisition Corp.
October 28, 2020
Page 2
Management
Directors and Executive Officers, page 59

2. Please revise to briefly discuss, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for your company, in light of your business and structure. Refer to Item 401(e)(1) of
         Regulation S-K.
        You may contact SiSi Cheng, Staff Accountant at (202) 551-5004 or John Cash,
Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202)
551-3345 or Erin Purnell, Staff Attorney at (202) 551-3454 with any other questions.



FirstName LastNamePaul Packer                                    Sincerely,
Comapany NameGlobis Acquisition Corp.
                                                                 Division of
Corporation Finance
October 28, 2020 Page 2                                          Office of
Manufacturing
FirstName LastName